September 25, 2013

Response Genetics, Inc.

1640 Marengo St., 6th Floor

Los Angeles, CA 90033

Ladies and Gentlemen:

We have acted as counsel to Response Genetics, Inc., a Delaware corporation (the “Company”), in connection with the Company’s offer and sale of 932,805 shares of common stock, par value $0.01 per share (the “Shares”), pursuant to the Registration Statement filed on Form S-3 (File No. 333-171266) with the Securities and Exchange Commission (the “SEC”) on December 17, 2010, as amended on January 4, 2011 (the “Shelf Registration Statement”) and the related prospectus contained in the Shelf Registration Statement, as supplemented by the final prospectus supplement relating to the sale of the Shares, dated September 20, 2013 and filed with the SEC pursuant to Rule 424 under the Securities Act of 1933, as amended (as so supplemented, the “Prospectus”).

We have examined such documents as we have considered necessary for purposes of this opinion, including (i) a copy of the certificate of incorporation, as amended, and the amended and restated bylaws of the Company, (ii) relevant resolutions adopted by the Company’s Board of Directors, (iii) the Shelf Registration Statement and the Prospectus and (iv) such other documents, records, papers, statutes, authorities and matters of law as we have deemed necessary or appropriate to enable us to render the opinions hereinafter set forth.

As to questions of fact material to the opinions expressed below, we have relied without independent check or verification upon certificates and comparable documents of public officials and officers and representatives of the Company and statements of fact contained in the documents we have examined. In our examination and in rendering our opinions contained herein, we have assumed (i) the genuineness of all signatures of all parties, (ii) the authenticity of all corporate records, documents, agreements, instruments and certificates submitted to us as originals and the conformity to original documents and agreements of all documents and agreements submitted to us as conformed, certified or photostatic copies and (iii) the capacity of natural persons. With respect to certain factual matters, we have relied upon statements and certificates of an officer of the Company and public officials.

Response Genetics, Inc.
September 25, 2013

Based upon the foregoing, and subject to the qualifications and assumptions set forth herein, we are of the opinion that the Shares have been duly and validly authorized and, when issued and delivered to the purchasers thereof against payment of the purchase price therefor, will be validly issued, fully paid and nonassessable.

The foregoing opinions are subject to the following assumptions, qualifications and exceptions:

The opinions expressed herein are limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the federal laws of the United States as in effect on the date of this opinion typically applicable to transactions of the type contemplated by this opinion and to the specific legal matters expressly addressed herein, and no opinion is expressed or implied with respect to the laws of any other jurisdiction or any legal matter not expressly addressed herein.

This letter speaks only as of the date hereof and is limited to present statutes, regulations and administrative and judicial interpretations. We undertake no responsibility to update or supplement this letter after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Current Report on Form 8-K to be filed with the SEC by the Company on September 25, 2013, which is incorporated by reference into the Shelf Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP